Exhibit 99.3

ZenaTech Enters the AI Data Center Construction Market with ZenaWorx, a Drone-based 3D Digital Progress Monitoring Software

The new LiDAR analytics SaaS platform will target the AI data center construction sector - growing at 30% per year - with DaaS and SaaS offerings

Vancouver, British Columbia, (May 28, 2026) -- ZenaTech, Inc. (Nasdaq: ZENA) (FSE: 49Q) (BMV: ZENA) ("ZenaTech"), a technology solution provider specializing in AI (Artificial Intelligence) drone, Drone as a Service (DaaS), enterprise SaaS, and Quantum Computing solutions,  announces its entry into the rapidly growing AI data center construction market by commencing the initial development of ZenaWorx, a LiDAR (Light Detection and Ranging)-based VDC (Virtual Design and Construction) progress monitoring software. The software, designed to improve accuracy and costs across the construction lifecycle, will be jointly developed and offered through its Drone as a Service and Enterprise SaaS divisions. ZenaWorx uses drone-captured LiDAR data to create a detailed 3D digital map of a construction site that is used to track ongoing construction progress and identify deviations from planned design. The company has identified a potential beta customer about to begin a several hundred-acre AI data center construction project that it has targeted to use in the development of this service and is currently at the negotiation stage.

“The AI data center market is experiencing unprecedented expansion as an important growth market for drone-powered surveying, analytics, and construction monitoring solutions,” said Shaun Passley, Ph.D., CEO of ZenaTech. “With the development of ZenaWorx we plan to support construction and infrastructure operators with advanced aerial data collection, LiDAR-based 3D analytics, and a scalable subscription-based service designed to improve visibility, efficiency, and cost-effectiveness of project execution throughout the construction lifecycle.”

ZenaWorx is an Enterprise SaaS offering, also intended to be incorporated into Drone as a Service jobs, focused on processing drone and LiDAR-captured data and transforming it into visual, analytics-driven construction progress insights. The software, currently in early-stage development, is intended to support standardized reporting and performance tracking across construction projects, with broader applications expected to be explored over time.

The offering will use of LiDAR-enabled aerial data capture to monitor construction progress across large-scale sites with high precision. LiDAR drone sensors use laser-based scanning to generate a highly accurate 3D representation of physical environments, allowing project teams to measure terrain, track elevation changes, and compare real-world construction progress against design specifications across the entire construction lifecycle.

The North American AI data center market is growing at 30% CAGR until 2030 according to Mordor Intelligence while the sector is experiencing a global infrastructure investment super cycle according to JLL research. This expansion is being driven by accelerating demand for AI computer infrastructure and hyperscale cloud deployment. Within this environment, large-scale AI data center construction projects typically require 12 to 36 months to complete, involving significant earthworks, grading, and multi-phase infrastructure coordination.

VDC progress monitoring, surveying, and digital site intelligence solutions represent an increasingly important enabling layer within the broader data center development ecosystem, supporting improved scheduling accuracy, cost control, and capital efficiency across complex building projects.

About ZenaTech

ZenaTech, Inc. (Nasdaq: ZENA) (FSE: 49Q) (BMV: ZENA) is a technology company that specializes in AI autonomy drone platforms to transform industrial, government, and defense sectors. Its subsidiaries include drone manufacturing through ZenaDrone, a global Drone as a Service (DaaS) business, and a separate enterprise SaaS division of multiple software brands. The Company is executing an acquisition-led DaaS roll-up strategy to digitize and automate legacy service industries like land surveys and inspections, driving drone-based scalable, recurring revenue growth. With an operating footprint spanning North America, Europe, the Middle East, and Asia, ZenaTech is advancing AI drones for agriculture and logistics, as well as ISR, cargo, and counter-UAS applications for U.S. defense and NATO allies. The company is investing in next-generation technologies, including drone swarms, quantum computing, and advanced AI autonomy to capture long-term opportunities in key markets through its R&D initiatives

About ZenaDrone

ZenaDrone, a wholly owned subsidiary of ZenaTech, develops and manufactures autonomous drone solutions that can incorporate machine learning software, AI, predictive modeling, Quantum Computing, and other software and hardware innovations. Created to revolutionize the hemp farming sector, its specialization has grown to multifunctional drone solutions for surveying, monitoring, inspection, tracking, process automation, and defense applications. Currently, the ZenaDrone 1000 drone is used for crop management applications and critical field cargo applications in the defense sector, the IQ Nano indoor drone is used for inventory management and security in the warehouse and logistics sectors, the IQ Square is an outdoor drone designed for power washing and inspections use in commercial and government sectors, and the IQ Quad is for land surveys.

Contacts for more information:

Company, Investors, and Media:

Linda Montgomery

ZenaTech

312-241-1415

investors@zenatech.com

Investors:

Michael Mason

CORE IR

investors@zenatech.com

Safe Harbor

This press release and related comments by management of ZenaTech, Inc. include “forward-looking statements” within the meaning of U.S. federal securities laws and applicable Canadian securities laws. These forward-looking statements are subject to the safe harbor provisions under the Private Securities Litigation Reform Act of 1995. This forward-looking information relates to future events or future performance of ZenaTech and reflects management’s expectations and projections regarding ZenaTech’s growth, results of operations, performance, and business prospects and opportunities. Such forward-looking statements reflect management’s current beliefs and are based on information currently available to management. In some cases, forward-looking information can be identified by terminology such as “may”, “will”, “should”, “expect”, “plan”, “anticipate”, “aim”, “seek”, “is/are likely to”, “believe”, “estimate”, “predict”, “potential”, “continue” or the negative of these terms or other comparable terminology intended to identify forward-looking statements.  Forward-looking information in this document includes, but is not limited to ZenaTech’s expectations regarding its revenue, expenses, production, operations, costs, cash flows, and future growth; expectations with respect to future production costs and capacity; ZenaTech's ability to deliver products to the market as currently contemplated, including its drone products including ZenaDrone 1000, IQ Square and IQ Nano; ZenaTech's ability to develop products for markets as currently contemplated; ZenaTech’s anticipated cash needs and it’s needs for additional financing; ZenaTech’s intention to grow the business and its operations and execution risk; expectations with respect to future operations and costs; the volatility of stock prices and market conditions in the industries in which ZenaTech operates; political, economic, environmental, tax, security, and other risks associated with operating in emerging markets; regulatory risks; unfavorable publicity or consumer perception; difficulty in forecasting industry trends; the ability to hire key personnel; the competitive conditions of the industry and the competitive and business strategies of ZenaTech; ZenaTech’s expected business objectives for the next twelve months; ZenaTech’s ability to obtain additional funds through the sale of equity or debt commitments; investment capital and market share; the ability to complete any contemplated acquisitions; changes in the target markets; market uncertainty; ability to access additional capital, including through the listing of its securities in various jurisdictions; management of growth (plans and timing for expansion); patent infringement; litigation; applicable laws, regulations, and any amendments affecting the business of ZenaTech and other related risks and uncertainties disclosed under the heading “Risk Factors“ in the Company’s Form F-1, Form 20-F and other filings filed with the United States Securities and Exchange Commission (the “SEC”) on EDGAR through the SEC’s website at www.sec.gov. The Company undertakes no obligation to update forward-looking information except as required by applicable law. Such forward-looking information represents managements’ best judgment based on information currently available. No forward-looking statement can be guaranteed and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.